Exhibit 99.1

MAZOR ROBOTICS LTD.
NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of the Shareholders of Mazor Robotics Ltd. (the “Company”) will be held at CBLS, Law Offices at Azrieli Center, Square Tower, 35th floor, Tel-Aviv, on Tuesday, January 21, 2014, at 11:00 a.m. Israel time.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000.

The Meeting is being called for the following purposes:

1.	To approve a Compensation Policy for the Company's directors and officers, in accordance with the requirements of the Israeli Companies Law, 5799-1999 (the "Israeli Companies Law");

2.
To approve the grant of a bonus in the sum of NIS 600,000 to Mr. Ori Hadomi, the Company’s Chief Executive Officer (the "CEO") following the Company's successful Public Offering completed in November 2013;

3.
To approve the update of the CEO`s employment agreement so that the re-adjustment Payment shall be extended from four (4) monthly payments to six (6) monthly payments in the event that the CEO will resign subsequent to a change of control in the Company and it shall be extended from six (6) monthly payments to nine (9) monthly payments in the event that the CEO will be terminated subsequent to a change of control in the Company.

4.
To approve the grant of a bonus in the sum of NIS 360,000 to Ms. Sharon Levita, the Company’s Chief Financial Officer (the "CFO") following the Company's successful Public Offering completed in November 2013;

The Board of Directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on December 20, 2013, are entitled to notice of and to vote at the Meeting. You can vote either by mailing in your proxy or in person by attending the Meeting. If voting by mail, the proxy must be received by at our registered office in Israel at least 48 hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting. If you attend the Meeting, you may vote in person and your proxy will not be used.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and wish to vote, either by proxy or in person by attending the Meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 4760 - 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the proxy card. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,

Jonathan Adereth

Chairman of the Board of Directors

December 12, 2013

PROXY STATEMENT
MAZOR ROBOTICS LTD.
Corporation no: 51-300904-3
  HaEshel 7, Caesarea

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
December 12, 2013

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Mazor Robotics Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on Tuesday, January 21, 2014, at 11:00 a.m.(Israel time), or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as mentioned otherwise in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Tuesday, January 28, 2014 at 11:00 a.m. Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Each of the Proposals 1 to 4 described hereinafter pursuant to the Companies Law, require the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:
Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with Proposals 1 to 4 (please see the definition of the term “Personal Interest” hereinunder). If any shareholder casting a vote in connection thereto does not notify us as to whether or not they have a Personal Interest with respect to the Proposals, their vote with respect to such proposal will be disqualified.  The above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the company or shareholders who do not have a "Personal Interest" (as such term defined hereinabove) in the approval of the Proposals who participate in the vote (abstentions will not be taken into account); or the total number of votes of the shareholders referred to above that are voted against the proposed resolution does not exceed two percent (2%) of the company`s total voting rights.

“Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer and exclusive of a personal interest that stems from the fact of holding shares in the company, including the personal interest of a person who votes by virtue of a power of attorney given him by another person, even if the other person does not have a personal interest, and the vote of a person who was given a power of attorney by a person who has a personal interest shall also be deemed the vote of a person with a personal interest, irrespective of whether the person who votes has or does not have direction.

PROPOSAL 1
APPROVAL OF COMPENSATION POLICY FOR DIRECTORS AND OFFICERS

Pursuant to a recent amendment to the Israeli Companies Law, which became effective on December 12, 2012 and to the Companies Regulations (easements regarding the obligation to determine compensation policy), 5773-2013 (“Amendment 20”), a public company is required to adopt a compensation policy by January 12, 2014, which sets forth the terms of service and employment of officers, including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit. The term “Officer” as defined in the Israeli Companies Law includes Directors, Executive Officers and any manager directly subordinate to the Chief Executive Officer.

In accordance with Amendment 20, the Compensation Policy must be determined and later reevaluated, among other things, in accordance with the following considerations: (i) the advancement of the company’s objectives, work plan and policy with a long-term view; (ii) the creation of appropriate incentives for officers of the company, considering, among other things, the company’s risk management policy; (iii) the size of the company and the nature of its operations; and (iv) with respect to variable elements of compensation, the contribution of the officer to the achievement of the company’s objectives and to the maximization of its profits, with a long-term view and in accordance with the position of the officer.

Under Amendment 20, the Board of Directors must approve the Compensation Policy after taking into consideration the recommendations of the Compensation Committee. In addition, the Compensation Policy must be approved by the shareholders, as described below.

However, if the Compensation Policy is not approved by the shareholders, the Board of Directors may nonetheless approve the Compensation Policy, provided that the Compensation Committee and the Board of Directors determine, after additional discussions concerning the Compensation Policy and for specified reasons, that the approval of the Compensation Policy is beneficial to the Company.

A Compensation Policy that is for a period exceeding three years is required to be approved (under the same process) every three years. In addition, the Board of Directors is required to periodically examine the Compensation Policy and the need to adjust the policy in the event of a material change in the circumstances prevailing at the time of the adoption of the Compensation Policy or for other reasons.

Accordingly, following the recommendation of our Compensation Committee, our Board of Directors approved the Compensation Policy attached hereto as Exhibit A on December 8 2013, and recommends that our Shareholders approve the Compensation Policy at the Meeting.

The proposed Compensation Policy reflects the objectives that our Compensation Committee and Board of Directors believe should be achieved by the structure and content of executive compensation. The terms of the proposed Compensation Policy are intended to provide a compensation package for each of our Officers that will adequately incentivize them to assist us in reaching our long-term goals and assist in aligning their interests with the interests of our Company and Shareholders. We believe that the guidelines and balances among fixed and variable compensation set forth in the proposed Compensation Policy will also enable us to maintain and recruit qualified senior Officers and to enhance their motivation. The proposed Compensation Policy also addresses (among other things) Offices’ individual characteristics (such as their respective position, education, professional experience, scope of responsibilities and achievements) as the basis for variation between Officers, and internal ratios between compensation of Officers and compensation of other employees.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that the Compensation Policy attached hereinafter as Exhibit A, be, and hereby is, approved and adopted.”

Pursuant to the Israeli Companies Law, approval of this Proposal 1 requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met: the above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the company or shareholders who do not have a "Personal Interest" (as such term is defined above) in the approval of the Compensation Policy who participate in the vote (abstentions will not be taken into account); or the total number of votes of the shareholders referred to above that are voted against the proposed resolution does not exceed two percent (2%) of the company`s total voting rights.

 As of the date hereof, the Company has no controlling shareholders within the meaning of the Israeli Companies Law.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 1 as a condition for the vote to be counted with respect to this Proposal 1. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 1, the vote with respect to this Proposal 1 will be disqualified. Please see definition of “Personal Interest” above.

If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

The Israeli Companies Law allows our Board of Directors to approve Proposal 1 even if it was not approved by our shareholders, provided that our Compensation Committee and thereafter the Board of Directors have determined that Proposal 1 is not prejudicial to the welfare of the Company and decided to reapprove Proposal 1, based on detailed reasoning, and after having reexamined the proposal, and taken, inter alia, the shareholder rejection into consideration.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 2
APPROVAL OF THE GRANT OF A BONUS TO MR. ORI HADOMI, THE CHIEF
EXECUTIVE OFFICER OF THE COMPANY

Pursuant to Amendment 20, arrangements regarding the compensation of the Company’s CEO require the approval of the Compensation Committee, the Board of Directors and the shareholders, in that order.

According to the resolution of the Compensation Committee held on November 14, 2013 and the resolution of the Board of Directors held on November 14, 2013, it was approved to grant a bonus in the sum of NIS 600,000 to Mr. Ori Hadomi, the CEO following the Company's successful Public Offering completed in November 2013 (the "Bonus").

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of a bonus in the sum of NIS 600,000 to Mr. Ori Hadomi, the CEO following the Company's successful Public Offering completed in November 2013.”

Pursuant to the Israeli Companies Law, approval of this Proposal 2 requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

the above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the company or shareholders who do not have a "Personal Interest" (as such term is defined above) in the approval of the Compensation Policy who participate in the vote (abstentions will not be taken into account); or the total number of votes of the shareholders referred to above that are voted against the proposed resolution does not exceed two percent (2%) of the company`s total voting rights.

As of the date hereof, the Company has no controlling shareholders within the meaning of the Israeli Companies Law.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 2 as a condition for the vote to be counted with respect to this Proposal 2. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 2, the vote with respect to this Proposal 2 will be disqualified. Please see definition of “Personal Interest” above.

If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

The Board of Directors recommends a vote FOR the foregoing resolution.

Subject to the  existence of a Compensation Policy, the Israeli Companies Law allows our Board of Directors to approve Proposal 2 even if it was not approved by our shareholders, provided that our Compensation Committee and thereafter the Board of Directors have decided to reapprove Proposal 2, based on detailed reasoning, and after having reexamined the proposal, and taken, inter alia, the shareholder rejection into consideration.

PROPOSAL 3
APPROVAL OF THE UPDATING OF THE CHIEF EXECUTIVE OFFICER EMPLOYMENT AGREEMENT

Pursuant to Amendment 20, arrangements regarding the compensation of the Company’s CEO require the approval of the Compensation Committee, the Board of Directors and the shareholders, in that order.

The CEO`s employment agreement has become effective as of January 1, 2013. According to the resolution of the Compensation Committee held on November 14, 2013 and the resolution of the Board of Directors held on November 14, 2013, to approve the update of the CEO`s employment agreement so that the the CEO's re-adjustment Payment shall be extended from four (4) monthly payments to six (6) monthly payments in the event that the CEO will resign subsequent to a change of control in the company and it shall be extended from six (6) monthly payments to nine (9) monthly payments in the event that the CEO will be terminated subsequent to a change of control in the Company.

Other than as amended hereinabove, no additional amendments are made to the employment agreement and it shall remain as resolved at the shareholders meeting held on March 31, 2013.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve that the re-adjustment Payment shall be extended from four (4) monthly payments to six (6) monthly payments in the event that the CEO will resign subsequent to a change of control in the Company and it shall be extended from six (6) monthly payments to nine (9) monthly payments in the event that the CEO will be terminated subsequent to a change of control in the Company.”

Pursuant to the Israeli Companies Law, approval of this Proposal 3 requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

the above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the company or shareholders who do not have a "Personal Interest" (as such term is defined above) in the approval of the Compensation Policy who participate in the vote (abstentions will not be taken into account); or the total number of votes of the shareholders referred to above that are voted against the proposed resolution does not exceed two percent (2%) of the company`s total voting rights.

As of the date hereof, the Company has no controlling shareholders within the meaning of the Israeli Companies Law.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 3 as a condition for the vote to be counted with respect to this Proposal 3. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 3, the vote with respect to this Proposal 3 will be disqualified. Please see definition of “Personal Interest” above.

If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

The Board of Directors recommends a vote FOR the foregoing resolution.

Subject to the existence of a Compensation Policy, the Israeli Companies Law allows our Board of Directors to approve Proposal 3 even if it was not approved by our shareholders, provided that our Compensation Committee and thereafter the Board of Directors have decided to reapprove Proposal 3, based on detailed reasoning, and after having reexamined the proposal, and taken, inter alia, the shareholder rejection into consideration.

PROPOSAL 4
APPROVAL OF THE GRANT OF A BONUS TO MS. SHARON LEVITA, THE CHIEF
FINANCIAL OFFICER OF THE COMPANY

Pursuant to Amendment 20, as a precaution and since the Compensation Policy has not been approved yet, the compensation of the Company’s CFO requires the approval of the Compensation Committee, the Board of Directors and the shareholders, in that order.

According to the resolution of the Compensation Committee held on November 14, 2013 and the resolution of the Board of Directors held on November 14, 2013, it was approved to grant a bonus in the sum of NIS 360,000 to Ms. Sharon Levita, the CFO following the Company's successful Public Offering completed in November 2013 (the "Bonus").

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of a bonus in the sum of NIS 360.000 to Ms. Sharon Levita, the CFO following the Company's successful Public Offering completed in November 2013.”

Pursuant to the Israeli Companies Law, approval of this Proposal 4 requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

the above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the company or shareholders who do not have a "Personal Interest" (as such term is defined above) in the approval of the Compensation Policy who participate in the vote (abstentions will not be taken into account); or the total number of votes of the shareholders referred to above that are voted against the proposed resolution does not exceed two percent (2%) of the company`s total voting rights.

As of the date hereof, the Company has no controlling shareholders within the meaning of the Israeli Companies Law.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 4 as a condition for the vote to be counted with respect to this Proposal 4. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 4, the vote with respect to this Proposal 4 will be disqualified. Please see definition of “Personal Interest” above.

If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

The Board of Directors recommends a vote FOR the foregoing resolution.

Subject to the existence of a Compensation Policy, the Israeli Companies Law allows our Board of Directors to approve Proposal 4 even if it was not approved by our shareholders, provided that our Compensation Committee and thereafter the Board of Directors have decided to reapprove Proposal 4.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 4760- 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company office at HaEshel 7, Caesarea, Israel (telephone number: 972-4-6270171, facsimile number: 972-4-6377234).

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.

Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room.  All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760- 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED DECEMBER 12, 2013. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN DECEMBER 12, 2013, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

MAZOR ROBOTICS LTD.
Sharon Levita, Chief Financial Officer

Exhibit A

Mazor Robotics Ltd.

Compensation Policy

for Officers and Directors

According to

Amendment No. 20 to The Israeli Companies Law, 5759-1999

(the "Amendment" and the "Companies Law", respectively)

2

1.	Introduction

This Compensation Policy ("Compensation Policy" or "Policy") will define the principles and rules for determining the scope and components of compensation of Office Holders of Mazor Robotics Ltd. (the "Company"). The Policy will relate to existing agreements with acting Officers (taking into account the provisions of Section 5.2 below) and to agreements with new Officers which may join the Company from time to time.

The Compensation Policy was determined and adopted according to the provisions of  Amendment No. 20 of the Israeli Companies Law, 5759-1999 and it will assist the Compensation Committee of the Board of Directors of the Company (the "Compensation Committee"), the Board of Directors of the Company and the management of the Company in creating appropriate employment conditions and incentives for the Company’s Office Holders, in order to enable the recruitment and retention of the highest quality personnel that will enable the company to achieve its objectives, while taking into account, inter alia, the Company’s  size, financial position and risk-management.

2.	The Company

Mazor is a medical device company developing and marketing innovative surgical guidance systems and complementary products. Our expertise is in robotic, computerized and imaging-based systems, primarily in the field of spine surgery. We are a small emerging growth company, and we have incurred significant losses since our inception. Our total revenue grew from $0.6 million in 2008 to $12.2 million in 2012 and to $14.3 million in the first nine months of 2013.

We anticipate that we will continue to incur substantial net losses through the end of 2015, as we expand our sales and marketing capabilities in the spine and neurosurgery products market, continue the commercialization of our Renaissance system in new markets, expand its adoption and clinical implementation, and continue to develop the infrastructure required to sell and market our products globally.

In August 2007, we completed our initial public offering in Israel, and our Ordinary Shares have since been traded on the TASE, under the symbol “MZOR.”  In May 2013, ADSs representing our Ordinary Shares commenced trading on NASDAQ under the trading symbol “MZOR”.   Each ADS represents two of our Ordinary Shares.

3.	Mazor's Vision and Major Goals

Mazor Robotics vision is to lead the revolution of Minimally Invasive Spine and Brain surgery.

Mazor is dedicated to the development and commercialization of innovative, robotic surgical guidance systems and complementary products that provide a safer surgical environment for patients, surgeons, and OR staff.

Mazor Robotics aims to develop a culture which is based on high standards and high level of value creation for all of its stakeholders.

Company goals:

•	To constantly increase the value for its shareholders.

•	To provide the health community, with cost effective solutions for performing spine and brain procedures, leading to better global outcomes.

•	To keep growing at high industry standard growth rates and to meet its business objectives.

•	To provide its employees a rewarding, challenging and dynamic working environments with continuous learning and improvement processes.

4.	Definitions

"Board" or "Board of Directors"	The Board of Directors of the Company.

"Board member" or "Director"	A member of the Board of Directors

"Company" or "Mazor"	Mazor Robotics Ltd.

"Companies Law"	The Israeli Companies Law 5759-1999 and any regulations promulgated under it, as amended from time to time.

"Office Holder" or "Officer"	Director, CEO, and any senior executive subordinate to the CEO all as defined in section 1 of the Companies Law.

5.	General

5.1.	Effective Date

The effective date of this Compensation Policy is the date of its approval by the general meeting of our shareholders or the date of its approval by the Board according to the provisions of article 267a(d) of the Companies Law (the "Effective Date").

5.2.	Applicability

The Compensation Policy will apply to any compensation for Office Holders, determined after the Effective Date. For the avoidance of any doubt, The Compensation Policy will not, and in any case is not intended to, apply to or deemed to amend employment and compensation terms of Office Holders existing prior to the Effective Date. For the avoidance of doubt, the Compensation Policy shall not apply to the terms of employment of Office Holders in the Company's subsidiaries outside Israel.

5.3.	Term of the Compensation Policy

This Compensation Policy will be in effect for a period of three (3) years from the Effective Date (the "Term"). Following the lapse of the Term, the Compensation Committee will re-evaluate the Compensation Policy and, following its re-approval or the approval of a revised Compensation Policy, it will be brought again to the approval of the Board and the shareholders in accordance with the provisions of the Companies Law.

5.4.	No Entitlement to Compensation

The adoption of this Compensation Policy will not entitle any of the Company’s Office Holders to receive any elements of compensation described herein. The elements of compensation to which an Office Holder will be entitled will be exclusively those that are determined specifically in relation to him or her in accordance with his or her specific agreement with the Company subject to the requirements of the Companies Law and the regulations promulgated thereunder.

5.5.	Lesser Terms

In the event that the appropriate decision makers of the Company determine that a certain officer of the Company is entitled to compensation lesser than such specified in this Policy, such lesser compensation shall not be deemed a deviation from this Policy.

6.	Compensation Policy Objectives

The Company believes that strong and effective leadership is fundamental to its continued growth and success in the future. This requires the ability to attract, retain, reward and motivate highly-skilled Officers in a competitive labor markets.

The Compensation Policy is intended to balance between the need to offer appropriate compensation and incentives to Office Holders to succeed in achieving their goals and the need to assure that the compensation structure meets the Company’s interests and its overall financial and strategic targets.

In support of this goal, the Compensation Policy is designed to meet the following objectives:

•	Create an appropriate incentives taking into account, inter alia, Company's size, Financial conditions, Company risk management considerations and Regulatory & Legal aspects.

•	Balance rewards for both short-term and long-term results to ensure sustained business performance over time.

•	Create a clear line-of-sight between Officers’ compensation and the Company and Officers’ individual performance.

•	Create fair and reasonable incentives, considering Company values, ethic standards and type of activity.

•	Create the right balance between fixed and variable pay components.

•	Create a balanced compensation between different officer grades.

7.	Compensation Policy

7.1.	Officers’ Compensation Package Components

Officers’ compensation packages will generally be comprised of the following elements:

a.	Base Salary – a fixed monetary compensation paid monthly.

b.	Benefits and Perquisites – programs designed to supplement cash compensation, based on local market practice for comparable positions.

c.	Cash Bonus (Short Term Incentive) – variable monetary bonus paid annually, designed to reward Officers based on both the Company’s and individually defined results and objectives.

d.
Equity based Compensation (Long Term Incentive) – variable equity based compensation designed to retain Officers, align Officers’ and shareholders’ interests and incentivize achievement of long term goals.

e.	Termination Payments - retirement and termination of service arrangements including change of control provision to the senior management.

The “mix” of the elements that will be provided to each Officer will be structured to address his education, qualifications, experience, time spent in position, responsibility and such other key parameters. Consequently the mix may vary from period to period and from officer to officer.

Notwithstanding the above, the Company's target range for the compensation mix between the Base Salary, Cash Bonus and Equity based Compensation of its Office Holders, is set forth below:

Office Holder	Base Salary	Annual Cash Bonuses	Annual Equity based Compensation
Chairman of the Board	100%	-	Up to 300% of the annual income based on the Base Salary
CEO	100%	Up to 100% of the annual income based on the Base Salary	Up to 300% of the annual income based on the Base Salary
Other Officers	100%	Up to 50% of the annual income based on the Base Salary	Up to 200% of the annual income based on the Base Salary
Non Officers Executives	100%	Up to 40% of the annual income based on the Base Salary	Up to 100% of the annual income based on the Base Salary
Directors	100%	-	Up to 300% of the annual income based on the Base Salary

7.2.	Base Salary

Base salaries are a fixed compensation element which provides compensation to an Officer for the performance of his or her standard duties and responsibilities and reflects the Officer's role, skills, qualifications, experience and market value (the “Base Salary”).

The Base Salary for newly hired Officers will be set based on the following considerations:

•	Role and business responsibilities.

•	Professional experience, education, expertise and qualifications.

•	Previous compensation paid to the Officer.

•	The Company’s financial situation.

•
Internal equity: (a) Base salary and the total compensation package of comparable Company's officers; (b) The relationship between the Officer’s compensation package and the salaries of the Company’s other employees and specifically the median and average salaries and the effect of such relationship on work relations in the Company.

•
External equity - Market value based on a comparative salary survey, taking into account relevant market practice as a benchmark for the specific role using a peer-group of companies. The peer-group companies will be carefully selected to provide an appropriate comparative model and will be selected based on appropriate similarities taking into account factors such as market capitalization, type of industry, location of listing, level of revenues, number of employees, location of operations, relevance of such factors to the particular executive role being compared and other factors. The Company will use at least three (3) peer-group companies when conducting the survey and will conduct such a survey at least once every 3 years or upon hiring a new officer to a new position that did not exist in the company before.

When deciding on increasing an Officer’s Base Salary, the following considerations, in addition to the above mentioned, shall be applied: changes to the Officer’s scope of responsibilities and business challenges, the need to retain the Officer, inflation since the last Base Salary update and updated market rate (based on a comparative salary survey). In addition, his or her full compensation package including bonus and options will be discussed to provide full view.

Adjustments to base salary may be periodically reviewed, considered and approved by the Compensation Committee and the Board.

7.3.	Benefits and perquisites

The following benefits and perquisites may be granted to the Officers in order, among other things, to comply with legal requirements:

•	Pension and savings – subject to applicable law, officers can choose between any combinations of executive insurance and a pension fund.

•	Disability insurance – the Company will purchase disability insurance for officers; premium will not exceed 2.5% of the monthly salary or as may be implied by applicable law.

•	Providence fund – officers are entitled to a providence fund provision at the expense of the Company at a rate of 7.5% of the monthly salary or as may be implied by applicable law.

•	Convalescence pay - officers are entitled to convalescence pay according to applicable law.

•	Vacation – officers are entitled to annual vacation days pursuant to their employment agreement, up to a cap of 24 days per annum.

•	Sick days – officers are entitled to paid sick days pursuant to their employment agreement, , according to applicable law..

The Company may offer additional benefits and perquisites to the Officers, which will be comparable to customary market practices, such as, but not limited to: Company car benefits; Company cellular phone; reimbursement of business travel including a daily payment (per-diem)  when travelling and other business related expenses; complementary health insurance; meals; etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with the Company's policies and procedures.

Non-Israeli Officers may receive similar, comparable or customary benefits and perquisites as applicable in the jurisdiction in which they are employed.

7.4.	Bonus

The Company's short term incentive scheme will be based on a variable monetary bonus paid annually, designed to reward Officers based on the Company and his/her individually defined results (the “Bonus”).

Before the beginning of each calendar year, following recommendation of the CEO (and with respect to the CEO, following recommendation of the Chairman of the Board), the Compensation Committee and the Board will determine the following for each officer as well as the formula for calculating the bonus payment at the end of the year:

Maximum Bonus (cap): The maximum bonus is the maximum amount an Officer will be entitled to receive upon  full achievement of his objectives. The maximum bonus for each Officer will be according to the table  in section 7.1 hereabove. The Maximum amount will not include (i) sales officers whose incentives are usually commission plans which are directly related to sales and are not capped and (ii) special bonus as defined in clause 7.2 below.

Objectives: The bonus parameters will be determined based on pre-defined measurable and quantified considerations. Measurable criteria for the Bonus may include (but is not limited to) any one or more of the following criteria:

•	Financial parameters: Revenue; Gross Profit, Operational Profit, EBITDA;

•	Market share, Penetrating New Markets, Increased products utilization;

•	New products development;

•	Quality standards and customer satisfaction;

•	Strategic targets;

•	External growth engines (M&A, licensing, strategic agreements, etc.)

•	Other objectives as will be defined for each officer by his or her direct manager and will be approved by the Compensation Committee and the Board.

In addition, up to 10% of an Officer’s annual cash bonus may be discretionary, based on the evaluation of his or her direct manager.

Thresholds: The Compensation Committee and the Board may, with respect to any period or Officer, determine one or more thresholds for the payment of the annual cash bonus or any components thereof, in such a manner that if the threshold is not achieved, the annual cash bonus or the particular component thereof, with respect to which the threshold was not achieved, will not be paid.

Compensation Recovery: A claw-back provision, allowing the recovery of money paid based on incorrect financial statements, which was later corrected in the Company’s financial statements (restatement). Claw-back limit will be applied only in respect of restatements, up to three years from the applicable Bonus payment, and will not exceed the net amount received by the Officer. Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards. The Officer shall repay to the Company the balance between the original Bonus and the Bonus due to the restated financial statements, pursuant to terms that shall be determined by the Board of Directors. In the event that the balance will be in favor of the officer, such a balance will be paid to him pursuant to terms that shall be determined by the Board of Directors.

Reduction of Bonus: In extreme cases and subject to the specific provisions of the employment agreements and to applicable law, the Board of Directors may reduce Bonuses by up to 25% of their amount, at its sole discretion.

7.5.	Special bonus for outstanding achievement

In exceptional events and as an exception, officers may receive special bonuses based on outstanding personal achievement as shall be determined by the Board, following recommendation and approval of the Compensation Committee and the Board. Such bonus shall not exceed 3 months Base Salary.   Payment of such bonuses to the CEO and the Members of the Board or payment that shall exceed aforementioned limit shall be subject to the approval of the Company's shareholders at the Company's shareholders' meeting.

7.6.	Equity based compensation

The Company's long term incentive is variable equity based compensation, designed to retain Officers, align Officers and shareholders' interests and incentivize achievement of long term goals.

The Company shall be entitled to grant Officers options to purchase shares, restricted shares or any other equity based compensation.

The grant of the options shall be in accordance with the Company's equity compensation policies and applicable programs in place from time to time.

General guidelines for the grant of Options:

•
The options shall be granted from time to time and be individually determined and awarded according to the performance, skills, qualifications, experience, role and the personal responsibilities of the officer.

•
Vesting schedule - the options will vest and become exercisable  over 36-48 months, of which not more than 33%  may become vested within a year following the date of grant, and the remaining portion may be vested in equal quarterly installments. The vesting of options granted to External directors will be aligned with the term of their service.

•
Exercise price - the exercise price shall be the higher of the closing price of the shares on the day before the grant date and the average closing price of the Company's shares in the 30 trading days prior to the grant date.

•	Expiry date - not more than 10 years from the date of the issuance.

•
Conditions for ending the term in office/change in control - the Board of Directors shall be entitled to approve a mechanism for the acceleration of the vesting period, in whole or in part, in cases involving a change in control of the Company or ending of the term in office.

Any others terms of the grant will be determined by the Compensation Committee and the Board of Directors, in accordance with the applicable law.

7.7.	Retirement and termination of service arrangements

Advance notice

Unless approved otherwise by the Compensation Committee and the Board and defined in the officer employment agreement, he or she shall be entitled to an advance notice prior to termination for a period as defined in the table below (the “Notice Period”).

During the Notice Period, the officer is required to keep performing his duties pursuant to his agreement with the Company, unless the Board of Directors has released the officer from such obligation.

During the notice period, officers will be entitled to full payment of compensation.

In addition to the Notice Period, senior officers such as the CEO, COO and CFO may be entitled to adjustment payments not to exceed a further period as defined in the table below:

Officer	Advanced notice period	Adjustment payment
CEO	6 months	9 months
CFO, COO	3 months	6 months
Other officers	2 months

7.8.	Inter-Company Compensation Ratio

The Company has decided that the ratio between the compensation of each officer, including the CEO, to the average and median salary of the rest of the employees in Israel will not be higher than 10 times.

The Compensation Committee and the Board of Directors consider the above maximal differentials, taking into account the senior position of the Officers and their scope of responsibilities, to be reasonable, fair and appropriate, and will not have a negative impact on work relations in the Company.

7.9.	Non-Employee Directors’ Compensation

The Non-Employee Directors of the Company, shall be entitled to remuneration and refund of expenses up to the limits provided under the provisions of the Companies Regulations (Rules on Remuneration and Expenses of External Directors), 2000, and the Companies Regulations (Relief for Public Companies Traded on a Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

The Company’s Chairman of the Board may be entitled to remuneration according to the criteria specified in Section 7.1-7.7

In addition, the members of the Company's Board (including Company’s Chairman of the Board) may be granted equity based compensation which shall vest and become exercisable in accordance with section 7.6 here-above.

7.10.	Insurance, Exculpation and Indemnification

All Directors and Officers will be covered by the Company’s D&O liability insurance, in such scope and under such terms as shall be determined from time to time by the Board of Directors pursuant to the requirements of the Companies Law.

In addition, the Company, may exempt and release each director and officer from any and all liability to the Company and indemnifies its directors and officers, in each case up to the maximum extent permitted by law.

8.	Supervision, Reporting and Amendments

8.1.
The Board of Directors of the Company is responsible for the management and implementation of the Policy in the Company, and it shall be entitled to take all action necessary to achieve such purpose, including interpreting the provisions of the Policy  as may be required.

8.2.
Subject to the provisions of the Companies Law, any deviation from the Policy shall be brought to discussion in the Compensation Committee and shall be approved by the Board of Directors of the Company.

8.3.
Every year, before the approval of the Company’s annual financial reports, the Compensation Committee will review the Policy and its compatibility to the status of the Company and the manner in which the Policy is implemented by Company.

8.4.
The CFO and VP finance or the VP HR will be responsible for the implementation of the Policy and shall alert the Compensation Committee and the Board of Directors upon any deviation and/or non-compliance in the implementation of the Policy.

8.5.	During the term of the Policy (as defined in Section 5 above) an internal audit shall be performed at least once, with respect to the manner of its implementation.